Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

		Years Ended December 31,

(In Millions)	9 Months Ended September 30, 2007	2006	2005	2004	2003	2002

Consolidated pretax income from continuing operations	$162	$328	$339	$366	$186	$235

Fixed Charges (per below)	113	140	119	119	127	114

Earnings	$275	$468	$458	$485	$313	$349

Interest and other financial charges	$111	$138	$118	$118	$126	$113

Interest portion of rental expense	2	2	1	1	1	1

Fixed Charges	$113	$140	$119	$119	$127	$114

Ratio of Earnings to Fixed Charges	2.4	3.3	3.8	4.1	2.5	3.1